RSE ARCHIVE, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

January 6, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Erin Jaskot, Legal Branch Chief

Re:RSE Archive, LLC
Post-Qualification Amendment No. 17
Filed December 31, 2020
File No. 024-11057

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Archive, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 5:00 PM Eastern Time on Friday, January 8, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of RSE Markets, Inc.,

the Managing Member of RSE Archive, LLC

cc:

Scott Anderegg, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.